May 31, 2011

VIA FAX AND EDGAR

Mr. Kevin Woody

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Government Properties Income Trust (the “Company”)
Form 10-K for the period ended December 31, 2010
Filed February 25, 2011 (the “Form 10-K”)
Schedule 14A
Filed February 25, 2011 (together with the Form 10-K, the “Filings”)
File No. 1-34364

Dear Mr. Woody:

We are writing in response to your letter dated May 19, 2011.  For your convenience, each of your original comments appears below in bold text and is followed by our response.

Form 10-K for the fiscal year ended December 31, 2010

General

1.                                      In future periodic filings, please discuss your then current strategy with regard to acquisitions and dispositions, including, if available, quantitative information on your acquisition and disposition pipeline.

We currently provide general information regarding our business plan and growth strategy including our acquisition and disposition strategy in the Business section of Part I of the Form 10-K.  We also provide information in each of our periodic reports regarding acquisitions completed during the reporting period and property acquisitions under agreement at the end of the reporting period in the Investment Activities section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A.  In future periodic reports, we will also provide in MD&A an update regarding our then current strategy with regard to acquisitions and dispositions, including available quantitative information on our acquisition and disposition pipeline.

Mr. Kevin Woody

May 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 43

Overview, page 43

Property Operations, page 43

2.                                      In future filings please include information with regard to average effective rental rates for your properties during the periods covered.  Please define how you calculate average effective rental rates within your filing.

In future periodic reports, we will disclose average effective rental rates for our properties for the reporting periods covered.  We will also disclose how we calculate the average effective rental rate.

3.                                      Please tell us whether management considers measurements such as FFO, NOI, and same-store NOI to be key performance measures.  Please note we may have further comment.

Although funds from operations, or FFO, does not represent cash generated by operating activities in accordance with generally accepted accounting principles, or GAAP, and should not be considered an alternative to net income or cash flow from operating activities as a measure of financial performance or liquidity, we consider FFO to be an appropriate measure of performance for a real estate investment trust, or REIT.  We believe that FFO provides useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, acquisition related costs and loss on extinguishment of debt, FFO can facilitate a comparison of operating performances by a REIT over time.  FFO is one of the factors considered by our Board of Trustees and management in evaluating operating performance period to period and in setting our dividend rate; however, FFO is not the dominant factor or “key” factor in such matters.

Most of our leases are so called “full service” leases where we receive fixed rent from our tenants, adjusted annually for changes in the Consumer Price Index, without direct reimbursement for property operating costs other than real estate tax expense.  Certain of our leases are “net” and “modified gross” leases where we have responsibility to operate and maintain the properties and we charge tenants for some or all of the property operating expenses.  As a result, management considers net operating income, or NOI, and same store NOI of our properties to be key performance indicators.

We understand that the staff of the Securities and Exchange Commission has in recent comment letters requested that certain REIT registrants disclose FFO, NOI and same store NOI in their future periodic reports.  Accordingly, in future periodic reports, we will provide disclosure regarding FFO, NOI and same store NOI, and we will disclose how we calculate each measure.  Because we use a definition of FFO that differs from the National Association of Real Estate Investment Trusts, or NAREIT, definition, we will describe it as “adjusted FFO” and provide a reconciliation of our adjusted FFO to the NAREIT definition of FFO.  Further, we will provide per share data for both adjusted FFO and FFO determined under the NAREIT definition.

4.                                      We note that you have been advised that government tenants frequently seek to renew leases to avoid costs and disruptions that may result from relocating their operations.  In future periodic filings please expand your disclosure to discuss the relationship between market/current asking rents and leases expected to expire in the next period, as well as the relationship between rents on leases that expired in the current reporting period and rents

Mr. Kevin Woody

May 31, 2011

on executed renewals or new leases. See Item 303(a)(3)(ii) of Regulation S-K and Section 1.B.3 of Commission Interpretive Release No. 33-8350 (2003).

In future periodic reports, we will disclose the relationship between current market leasing rents and leases expected to expire in the next period and the relationship between rents on leases that expired during the current reporting period and rents on executed renewals or new leases during the current reporting period.

5.                                      We note your table on page 52 which lists the number of rentable square feet leased during the period for both new leases and renewals. Please also provide the square footage of leases up for renewal during this period.

In future periodic reports, we will disclose in the referenced table the square footage of leases that expired during the reporting period.

Investment Activities, page 44

6.                                      In future periodic filings please include capitalization rates for material acquisitions and/or dispositions of properties. Also include a clear description of how you calculate capitalization rates, including how you calculate NOI for these purposes.

As noted above, we currently provide information regarding acquisitions made during the reporting period in MD&A.  In future periodic reports, we will expand our disclosure to include the capitalization rates for properties acquired during the period and a description of how we calculate capitalization rates, including how we calculate NOI for these purposes.  To date, we have not disposed of any properties.  When we periodically reevaluate our decision to retain a property we consider a number of factors, such as changing conditions in the market in which the property is located, our assessment of the future profitability of the property and the amount of capital required to maintain the property.  We do not typically consider the exit capitalization rate in deciding whether to dispose of a property, in part since capitalization rates for properties that we dispose of likely often would be negative as a result of unsatisfactory operating results or losses.  Consequently, we do not believe that reporting capitalization rates of properties that we dispose of would provide meaningful information to investors.

Item 15. Exhibits and Financial Statement Schedules

(a) Index to Financial Statements and Financial Statement Schedules

Notes to Consolidated Financial Statements, page F-7

Note 2. Summary of Significant Accounting Policies, page F-7

Real Estate Properties, page F-7

7.                                      Please tell us how you have considered any fixed rate renewal options into your calculation of the fair value of below market lease values.

We evaluate fixed rate renewal options acquired as part of a property acquisition in a manner similar to an acquired lease that contains below market rents.  The value ascribed to any below market lease renewal option would be included in “Acquired real estate lease obligations, net” on our balance

Mr. Kevin Woody

May 31, 2011

sheet and would not be amortized until the tenant either exercises or declines the lease renewal option.  To date, we have not acquired a property with a below market fixed rate lease renewal option.

Note 9. Stockholders’ Equity, page F-18

Share Awards, page F-18

8.                                      Please tell us how your current disclosures comply with the requirements pursuant to FASB Accounting Standards Codification (“ASC”) 718-10-50.

We currently provide disclosure regarding share awards that is more limited than what is required pursuant to ASC 718-10-50 because we do not believe the cost or share amounts of the awards are material.  Although we do not expect these amounts to be material in future periods, beginning with our next annual report, we will expand our disclosure regarding share awards to include (i) the compensation cost arising from the share awards for each reporting period; (ii) a table summarizing shares granted, vested and forfeited during each reporting period and the weighted average grant price for each; (iii) the vesting schedule by year of unvested shares as of the reporting date; and (iv) the required disclosures regarding unrecognized expense related to unvested shares as of the reporting date.

Schedule 14A - Definitive Proxy Statement

Related Person Transactions and Company Review of Such Transactions, page 28

9.                                      We note your disclosure on page 28 regarding the business management agreement which provides for annual compensation to RMR. We note that RMR receives an incentive fee based upon increases in FFO per share.  Please tell us the target per share FFO which would result in the payment of an incentive fee pursuant to your management agreement with RMR.  Also please describe why RMR did not receive an incentive fee in 2010.  Provide similar disclosure in future filings.

As provided in our Amended and Restated Business Management Agreement with RMR, or the Agreement, the incentive fee payable to RMR, if any, is equal to fifteen percent of the product of (i) the weighted average common shares outstanding on a fully diluted basis during such fiscal year and (ii) the excess if any of FFO per share for such fiscal year over the FFO per share for the preceding fiscal year.  In no event shall the aggregate value of the incentive fee payable in respect of any fiscal year exceed $0.02 multiplied by the weighted average number of common shares outstanding on a fully diluted basis during such fiscal year.

For purposes of determining if an incentive fee was payable for the fiscal year ended December 31, 2010, the Agreement provides that FFO per share for the fiscal period ended December 31, 2009 is calculated as the annualized amount of our FFO for the period beginning on the completion of our initial public offering, or June 9, 2009, and ending on December 31, 2009, divided by the weighted average number of common shares outstanding on a fully diluted basis during such period.  This calculation resulted in a higher 2009 FFO per share when compared to our 2010 FFO per share.

We will provide the requested disclosure in future filings.

Mr. Kevin Woody

May 31, 2011

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We acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above.  Please call me at (617) 796-8327 if you have any questions or require additional information.

Sincerely,

GOVERNMENT PROPERTIES INCOME TRUST

		By:	/s/ Mark L. Kleifges
Mark L. Kleifges
Treasurer & Chief Financial Officer

cc:	Mark Rakip
Staff Accountant
United States Securities and Exchange Commission